Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan:

We consent to the incorporation by reference in the Registration Statement (No. 2-89230) on Form S-8 of TOTAL S.A. (filed by Petrofina) of our report dated June 29, 2011, with respect to the statements of net assets available for benefits of TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan, as of December 31, 2010 and 2009, the statements of changes in net assets available for benefits for the years then ended, the supplemental schedule H, line 4a - schedule of delinquent participant contributions for the year ended December 31, 2009 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 Annual Report on Form 11-K of TOTAL PETROCHEMICALS USA, INC. Capital Accumulation Plan.

/s/ KPMG LLP

Houston, Texas

June 29, 2011